Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

17 March, 2005

COLES MYER ANNOUNCES CAPITAL MANAGEMENT INITIATIVES

Coles Myer today announced details of a new capital management program, led by a $700 million buy-back of its ordinary shares.

The program also includes the conversion of convertible preference shares ("ReCAPS" - ASX Code: CMLPA) into ordinary Coles Myer shares, and maintenance of the company's dividend payout ratio around 65%.

A fully franked interim dividend of 16.25 cents per share was declared, scheduled for payment on 9 May 2005. This represents a 16% increase on last year's interim dividend, and is in line with profit growth.

Coles Myer Chief Executive Officer, John Fletcher, said the program was consistent with the company's strong financial profile and goal of growing shareholder value.

"Today's announcement is an outcome of our commitment to leveraging the positive financial results we have achieved while maintaining balance sheet flexibility. We will continue to review the capital needs of the group in the light of operational performance and investment opportunities. If there is capital in excess of our needs then we will consider further initiatives to return that excess to shareholders. By so doing we will leverage our balance sheet to enhance returns for all our shareholders,"Capital management is an ongoing activity and we will continue to consider such initiatives in light of operational and investment opportunities Mr Fletcher said.

"The Board has given extensive consideration to a wide range of capital management options and believes this program reflects a prudent approach that provides benefits for all our shareholders.

"These initiatives will result in a simple, effective capital structure that lowers Coles Myer's overall cost of capital."

Ratings agencies are expected to reaffirm Coles Myer's long term credit ratings in light of the program (Standard & Poor's BBB / Moody's Baa2).

Off-market buy-back

Coles Myer will return surplus capital to shareholders by conducting an off-market buy-back of its ordinary shares through a tender process.

The Board has considered the range of options available for returning surplus capital, including special dividends,an equal capital return a return of capital and different types of buy-backs. It has concluded that an off-market buy-back including a fully franked dividend for tax purposes is in the best interests of the company and its shareholders.

"The range of benefits and flexibility for shareholders under this buy-back are not available through other methods," Mr Fletcher said.

"As the proceeds of the buy-back will include an amount which will be treated as a fully franked dividend for tax purposes, Coles Myer will be able to purchase shares at a lower price than would be possible under an on-market buy-back. Consequently, a larger number of shares may be bought back and the effectiveness of the program will be maximised for the benefit of the company and all shareholders."

For eligible shareholders, the buy-back is an opportunity to sell some or all of their Coles Myer shares. Participation is simple and entirely voluntary.

Under the tender process shareholders may choose a price within the tender range at which to sell their shares. When the tender period closes, Coles Myer will choose the lowest price that allows it to buy back the desired number of shares.

"The buy-back offers benefits to shareholders regardless of whether they choose to participate," Mr Fletcher said.

For some shareholders, the after tax return from participating in the buy-back may be greater than a sale of their shares on the ASX. Those that retain their holding are expected to benefit from any enhanced earnings per share as a result of the buy-back. Such benefits would not be maximised by other capital management initiatives.

In deciding what to do, shareholders are encouraged to take into account the effect of the buy-back on their particular circumstances.

All eligible shareholders registered on 31 March 2005 will be sent a personalised tender form and a booklet explaining details of the buy-back in early April.

Conversion of preference shares (ReCAPS)

After extensive consideration, Coles Myer announced its intention to convert the company's convertible preference shares into ordinary equity.

"The Board has determined that the convertible preference shares are now a less attractive source of funding compared to alternative sources," Mr Fletcher said.

"Conversion into ordinary shares represents an attractive option to effectively remove ReCAPS from the Coles Myer capital structure."

Coles Myer anticipates the conversion of ReCAPS into ordinary shares will take place on 12 July 2005.

In the next week, holders of ReCAPS will be sent a letter explaining details of the proposed conversion, to be followed on 30 May 2005 by an official notice of conversion.

Further enquiries:

Media Scott Whiffin +613 9829 5548

Analysts John Di Tirro +613 9829 4521

Shareholders seeking further information about Coles Myer's buy-back or conversion of ReCAPS may visit our website www.colesmyer.com, or contact the information line on 1300 130 278 or +61 3 9615 9134 if calling from outside Australia. If shareholders are in any doubt about the consequences of participating in the Buy-Back or what they should do, they should consult a professional advisor.

Key features of the buy-back

  For Australian taxation purposes all of the buy-back price per share above $3.00 will be treated as a fully franked dividend.
  The after tax return to some shareholders participating in the buy-back may be greater than a sale of their shares on the ASX.
  Participation is voluntary.
  Shareholders may choose a price or prices at which they wish to tender their shares from ten prices within the tender range of $7.40 to $10.10 per share, or nominate to sell their shares at the final price at which the buy-back is completed (final price tender).
  Coles Myer will choose the lowest price per share that allows it to buy back around $700 million of its shares.
  Coles Myer will not buy back shares at a price which is lower than a 14% discount to the volume weighted average price of Coles Myer shares over the five trading days ending on 20 May 2005.
  Only shares tendered at or below the buy-back price (including final price tenders) will be bought back, subject to any scale back.
  Shares held on 31 March 2005 will generally satisfy the 45 day rule.
  Participation in the buy-back will not affect shareholders' entitlement to the interim dividend scheduled for payment on 9 May 2005.
  No need to appoint a stockbroker or pay brokerage.
  Coles Myer will expend approximately $194 - $229 million in franking credits to successfully facilitate the buy-back and will retain the capacity to pay fully franked dividends in the future.

Buy-back timetable

17 March 2005	Buy-back announcement
23 March 2005	Shares acquired on ASX on or after this date will not confer an entitlement to participate in the buy-back ("ex-entitlement date")
31 March 2005	Record date for buy-back. Shares held on 31 March 2004 will generally satisfy the 45 day rule
7 April 2005	Tender period opens
15 April 2005	Record date for interim dividend
9 May 2005	Payment date for interim dividend
20 May 2005	Tender period closes
23 May 2005	Announcement of buy-back price and scale back (if required)
27 May 2005	Buy-back proceeds dispatched to successful participants

Indicative ReCAPS timetable

17 March 2005	ReCAPS announcement of intention to convert
30 May 2005	Official notice of ReCAPS conversion
5 July 2005	Last day of trading of ReCAPS on ASX
12 July 2005	ReCAPS convert into ordinary Coles Myer Shares